October 23, 2018

United States Securities and Exchange Commission

Washington, DC 20549

Re:	FICAAR, INC.

Registration Statement on Form 10-12G

Filed August 7, 2018

File No. 000-33467

Dear Sir or Madam:

Please see below our responses to your letter dated August 27, 2018:

Business, page 1

Comment 1. We note your response to our prior comment 2. Please revise your disclosure to discuss your reasons for making this filing.

Response 1. The registration statement has been revised accordingly.

Comment 2. We note your response to our prior comment 1, that you are a start-up company rather than a shell. Please tell us in your response the concrete steps and actions you have taken to date with respect to the development of your business plan, and that support your statement that you have commenced operations.

Response 2. The registration statement has been revised accordingly to provide the steps and actions taken to date.

Plan of Operations, page 12

Comment 3. We note your response to prior comment 6. Please revise to provide more specific details about the restrictiveness of zoning regulations in the states and local areas where you intend to do business.

Response 3. The registration statement has been revised accordingly to supply the details requested.

Financial Statements Report of the Independent Registered Public Accounting Firm, page 28

Comment 4. As previously requested, please have your independent auditor revise their report so that it clearly refers to the financial statements of both years for which they are opining or advise us.

Response 4. The auditor’s report has been revised accordingly.

Other, page 38

Comment 5. Please file Forms 10-Q for the quarters ended March 31, 2018 and June 30, 2018.

Response 5: The 10-Q Reports for the quarters ended March 31, 2018 and June 30, 2018 were filed on October 22, 2018.

Sincerely,

/s/ Dawn Cames

Dawn Cames, CEO